UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

LAWSON PRODUCTS, INC.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

520776 10 5
(CUSIP Number)

Roberta Port Washlow
c/o Robert J. Washlow
Bay West Management LLC
555 Skokie Blvd., Suite 255
Northbrook, IL 60062

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 13, 2012
(Date of Event which Requires Filing of this Amendment No. 4)

CUSIP No. 520776 10 5
1.	Names of Reporting Persons. Roberta Port Washlow
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power: 0*
8. Shared Voting Power: 0*
9. Sole Dispositive Power: 489,063
10. Shared Dispositive Power: 364,964
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 854,027
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 9.96%
14.	Type of Reporting Person (See Instructions): IN

*  Voting power granted to Dr. Port pursuant to irrevocable proxy.  Such power may revert to Ms. Washlow within 60 days in specified circumstances with respect to shares she owns directly and to Ms. Washlow and Mr. Michael D. Marrs, as co-trustees, with respect to shares held by trusts for which Ms. Washlow shares dispositive power.  The irrevocable proxy expires no later than June 11, 2012.  See “Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer” in Amendment No. 2 to this Schedule 13D for more information.

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SCHEDULE 13D

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) amends and supplements the Schedule 13D Ms. Washlow filed on March 25, 2009 and amended on April 20, 2010, March 10, 2011, January 26, 2012 and April 5, 2012 (as so amended through January 26, 2012, the “Schedule 13D”).  Unless otherwise indicated, all capitalized terms in this Amendment No. 5 have the meanings set forth in the Schedule 13D for such terms.  This Amendment No. 5 amends the Schedule 13D to include the information set forth below.

Item 5.	Interest in Securities of the Issuer

(a) and (b)           676,999 shares of Common Stock, representing approximately 7.90% of the outstanding shares of Common Stock, are owned indirectly by the Roberta P. Washlow 2001 Exempt Trust (187,936 shares) and the Roberta L. Washlow Revocable  Trust (489,063 shares).  Ms. Washlow and Michael D. Marrs are co-trustees of the Roberta P. Washlow 2001 Exempt Trust, and accordingly share voting and dispositive power with regard to those shares.

 177,028 shares of Common Stock, representing approximately 2.06% of the outstanding shares of Common Stock, are owned by the SLP 2003 Trust A, which was established for the benefit of Ms. Washlow and her descendants.  Michael D. Marrs is the sole trustee of this trust and as a result, Ms. Washlow does not beneficially own any of the shares held by the SLP 2003 Trust A.  It is currently contemplated that on June 11, 2012, if Ms. Washlow is living on that date, all of the assets of the SLP 2003 Trust A, including any shares of Common Stock held by the SLP 2003 Trust A, will be distributed to a new trust and that Ms. Washlow will appoint herself as co-trustee.  Ms. Washlow may be deemed to beneficially own any shares of Common Stock distributed to such new trust.  Ms. Washlow currently does not have either voting or dispositive power over the shares held by the SLP 2003 Trust A.

(c)           Except as provided on Schedule A hereto, Ms. Washlow has not engaged in any transaction during the past 60 days in any shares of Common Stock.

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SIGNATURES

After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 5 to Schedule 13D is true, complete and correct.

Date: April 13, 2012

By:	/s/ Roberta Port Washlow
Roberta Port Washlow

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SCHEDULE A

Since the transactions that were reported in Amendment No. 4 to this Schedule 13D filed with the SEC on April 5, 2012, the following transactions were effected by, or on behalf of, Roberta Port Washlow, and each transaction was effected by a broker on the New York Stock Exchange:

Date of Transaction	Amount of Securities Involved	Price per Share
4/12/12	1,700	$15.0112
4/11/12	1,700	$15.000
4/10/12	9,300	$14.5335
4/5/12	340	$15.020

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